March 11, 2025

Dan Shao
Co-Chief Executive Officer
AirNet Technology Inc.
Suite 301
No. 26 Dongzhimenwai Street
Chaoyang District, Beijing 100027
The People   s Republic of China

       Re: AirNet Technology Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-33765
Dear Dan Shao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Ronnie Li, Wilson Sonsini Goodrich & Rosati